EXHIBIT 99.1

General Meeting Approves Capital Reduction and Demerger

An extraordinary General Meeting of Norsk Hydro ASA today approved the Demerger Plan for the separation of the business area Agri as a listed company named Yara International ASA.

The General Meeting also approved a capital reduction by cancellation of 1,484,300 treasury shares acquired as part of a buyback programme that was approved by the General Meeting on 7 May 2003, and redemption of 1,157,922 shares owned by the Norwegian State. The State's shareholding of 43.82 % remains unchanged after this capital reduction.

Moreover, the General Meeting supported the proposals for election of members of the Board of Directors and the Nomination Committee of Yara International ASA from the time of the listing. Members of the Board of Directors elected by the shareholders will be:

  Oivind Lund, nominated as chairperson
  Jorgen-Ole Haslestad
  Ase Aulie Michelet
  Leiv L. Nergaard
  Lone Fonss Schroder

In addition, three board members will be elected by and among the employees of Yara at a later stage.

Yara's Nomination Committee will consist of Olav Hytta, Eva Lystad, Reier Soberg and Bjorg Ven.

The General Meeting also approved that the Board of Directors of Yara International ASA shall be authorized for a period of two years, to increase the share capital with up to 15 million shares, corresponding to approximately 4,7% of the initial share capital.

Contacts:

           Kjetil Bakken               Tor Steinum
Telephone  +47 22 53 23 13             (+47) 22 53 27 31
Cellular   +47 91 889 889              (+47) 95 08 39 33
E-mail     kjetil.bakken@hydro.com     Tor.Steinum@hydro.com